PB

KW 3/2

UNITED STATES
SECURITIES AND EXCHANGE COMM
Washington, D.C. 20549

11016005

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 2 5 2011
WASH., D.C. 200
SECTION
PROCESSING

SEC FILE NUMBER
8- 15561

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Federated Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Federated Investors Tower 1001 Liberty Avenue
(No. and Street)

Pittsburgh (City) PA (State) 15222-3779 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lori A. Hensler 412-288-1277
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

2100 One PPG Place (Address) Pittsburgh (City) PA (State) 15222 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/11

OATH OR AFFIRMATION

I, Lori A. Hensler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Federated Securities Corp., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Deanna L. Marley, Notary Public
City of Pittsburgh, Allegheny County
My Commission Expires June 14, 2012
Member, Pennsylvania Association of Notaries

Deanna L. Marley
Notary Public

Lori A. Hensler
Signature

Assistant Treasurer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Federated Securities Corp.

Year ended December 31, 2010
with Report and Supplementary Report of Independent Registered Public Accounting Firm

FEDERATED SECURITIES CORP.
FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
YEAR ENDED DECEMBER 31, 2010

Contents

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, PA 15222

Tel: +1 412 644 7800
Fax: +1 412 644 0477
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors of
Federated Securities Corp.

We have audited the accompanying statement of financial condition of Federated Securities Corp. (the Broker/Dealer) as of December 31, 2010, and the related statement of operations, changes in subordinated borrowings, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Broker/Dealer's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Broker/Dealer's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Broker/Dealer's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Federated Securities Corp. at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis. Although it is not a required part of the basic financial statements, it is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 22, 2011

FEDERATED SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010
(dollars in thousands, except per share data)

Current assets:		
Cash equivalents	$	822
Accounts receivable		743
Receivable from affiliates, net		14,088
Prepaid expenses		700
Other current assets		40
Total current assets		16,393
Long-term assets:		
Goodwill		1,831
Long-term deferred tax asset, net		354
Property and equipment, net of accumulated depreciation of $391,000		7
Total long-term assets		2,192
Total assets	$	18,585
Liabilities:		
Total liabilities	$	0
Shareholder's Equity:		
Capital stock, par value $1.00 per share- 50,000 shares authorized, 17,275 shares issued and outstanding		17
Additional paid-in capital		14,072
Retained earnings		4,496
Total shareholder's equity		18,585
Total liabilities and shareholder's equity	$	18,585

(The accompanying notes are an integral part of these financial statements.)

FEDERATED SECURITIES CORP.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010
(dollars in thousands)

Revenue:		
Service fees, net	$	66,662
Commission income		2,273
Other income		304
Total revenue		69,239
Operating Expenses:		
Compensation and related		49,501
Distribution		45,942
Advertising and promotional		8,442
Other		15,480
Expense reimbursement, net of charges, from affiliated companies		(50,906)
Total operating expenses		68,459
Operating income		780
Nonoperating Income (Expense):		
Interest and dividends		2
Interest expense on long-term incentive program		(259)
Total nonoperating expense, net		(257)
Income before income taxes		523
Income tax provision		252
Net income	$	271

(The accompanying notes are an integral part of these financial statements.)

FEDERATED SECURITIES CORP.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2010
(dollars in thousands)

Balance at January 1, 2010	$	0
Additions and/or reductions		0
Balance at December 31, 2010	$	0

(The accompanying notes are an integral part of these financial statements.)

FEDERATED SECURITIES CORP.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010
(dollars in thousands)

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Total Shareholder's Equity
Balance at January 1, 2010	$ 17	$ 14,072	$ 4,225	$ 18,314
Net income	0	0	271	271
Balance at December 31, 2010	$ 17	$ 14,072	$ 4,496	$ 18,585

(The accompanying notes are an integral part of these financial statements.)

FEDERATED SECURITIES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

(dollars in thousands)

Operating Activities:		
Net income	$	271
Adjustments to reconcile net income to net change in cash equivalents from operating activites:		
Depreciation		8
Provision for deferred income taxes		35
Changes in assets and liabilities:		
Increase in receivable from affiliates, net		(440)
Decrease in prepaid expenses and other assets		126
Net change in cash equivalents from operating activities		0
Net change in cash equivalents		0
Cash equivalents, beginning of year		822
Cash equivalents, end of year	$	822

(The accompanying notes are an integral part of these financial statements.)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Nature of Operations

Federated Securities Corp., (the "Company") is an indirect, wholly owned subsidiary of Federated Investors, Inc. ("Federated"). The Company is registered as a broker/dealer and acts as the principal distributor of the shares of the mutual funds advised and administered by affiliated companies. The Company is also the principal shareholder servicer and program servicer agent relative to the Class B shares of Federated-sponsored mutual funds. The Company is registered as an investment advisor and provides solicitation services and, in certain cases, investment advice on behalf of affiliates of the Company to their institutional, high-net-worth and separately managed account clients. The Company does not have any investment advisory clients of its own.

(b) Basis of Presentation

The Financial Statements include the accounts of the Company. Such statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the Financial Statements and accompanying notes. Actual results may differ from those estimates, and such differences may be material to the Financial Statements.

(c) Cash Equivalents

"Cash equivalents" represents an investment in a money market fund that is managed by an affiliate of the Company. This investment may be redeemed upon demand.

(d) Goodwill

The Company tests goodwill for impairment at least annually or when indicators of potential impairment exist. Goodwill is evaluated at the reporting unit level. The Company has determined that it has a single reporting unit consistent with its single operating segment based on the fact that the Company's operations are managed as a single business: distribution. The Company does not have multiple operating segments or business components for which discrete financial information is prepared. The Company uses a two-step process to test for and measure impairment which begins with an estimation of the fair value of its reporting unit by first considering the Company's market capitalization. If the Company's market capitalization falls to a level below its recorded book value of net assets, the Company's goodwill would be considered for impairment. Management has concluded that goodwill is not impaired as of December 31, 2010.

(e) Revenue Recognition

The Company is registered as a broker/dealer and generates the majority of its revenue by acting as the principal distributor of shares of the mutual funds advised by affiliated companies. Revenue is recognized during the period in which services are performed. The Company may waive certain fees for competitive reasons such as to maintain positive or zero net yields on money market funds or to meet contractual requirements. The Company waived service fees of $159 million for the year ended December 31, 2010, all of which was for competitive reasons. During 2010, fee waivers to maintain positive or zero net yields totaled $107.3 million and were partially offset by a related reduction in distribution expenses of $105.7 million such that the net impact to the Company was $1.6 million in reduced operating income. Service fees are shown net of these waivers in the Statement of Operations.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

(f) Advertising Costs

The Company generally expenses the cost of all advertising and promotional activities as incurred. Advertising expense was approximately $128,000 for the year ended December 31, 2010.

(g) Income Taxes

The operating results of the Company are included in the consolidated federal income tax return filed by Federated. As part of the Federated consolidated group, the Company participates in a tax-sharing agreement. Therefore, although the Company computes its federal income tax provision on a separate-company basis, the tax benefits related to its net operating or capital losses, if any, are recorded by the Company to the extent that the losses can be used to reduce consolidated tax expense. The Company computes and remits state taxes on a separate- or combined-company basis, as required, in compliance with the respective state tax law.

The Company accounts for income taxes under the liability method, which requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company recognizes a valuation allowance if, based on the weight of available evidence regarding future taxable income, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

(2) RECENT ACCOUNTING PRONOUNCEMENTS

(a) Fair Value

On January 1, 2010, the Company adopted the new requirements for expanded fair-value disclosures as issued by the Financial Accounting Standards Board (FASB). The new literature requires disclosures about transfers into and out of Levels 1 and 2 fair value measurements and clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. These new rules impact disclosures only and had no impact on the Company's financial position or results of operations. The new rules also require additional disclosures regarding Level 3 fair value measurements which are effective for reporting periods beginning after December 15, 2010.

(b) Subsequent Events

On February 24, 2010, the FASB issued an update to address certain implementation issues related to an entity's requirement to perform and disclose subsequent-events procedures. Effective upon its issuance, the update exempts Securities and Exchange Commission (SEC) filers from disclosing the date through which subsequent events have been evaluated. As the update affected disclosure only, the adoption of the update did not have an impact on the Company's Financial Statements.

(3) CONCENTRATION RISK

Approximately 40% of the Company's total revenue for 2010 was derived from services provided to three Federated-sponsored funds (Federated Capital Reserves Fund, Federated Kaufmann Fund and Federated Total Return Bond Fund). A significant and prolonged decline in the assets under management in these funds could have a material adverse effect on the Company's future revenues. See Note (5) for additional information on these expense reimbursements.

(4) FAIR VALUE MEASUREMENTS

The FASB defines fair value as the price that would be received to sell an asset or the price paid to transfer a liability on the measurement date. As defined, fair value focuses on exit price in the principal or most advantageous market for the asset or liability in an orderly transaction between willing market participants. The Company measures certain financial and nonfinancial assets and liabilities at fair value on a recurring basis using inputs that may be observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions.

The Company's "Cash equivalents" represents an investment in a money market fund. This investment was valued at $0.8 million as of December 31, 2010, which was determined under Level 1 of the fair value hierarchy as defined by GAAP because it has unadjusted quoted prices in active markets for identical instruments that the Company has the ability to access at the measurement date.

The carrying amount approximates fair value for "Accounts receivable" due to its short-term nature. "Receivable from affiliates, net" has not been settled in cash nor is it Federated management's current plan to settle this item in cash in the foreseeable future. These financial assets are classified as current on the Company's Statement of Financial Condition.

(5) TRANSACTIONS WITH RELATED PARTIES

As a matter of general policy, Federated manages most cash-related activities of its domestic subsidiaries on a centralized basis. As such, certain expenses of the Company, including distribution and compensation and related benefits, are funded by another subsidiary of Federated and charged to the Company. In addition, certain affiliates of the Company incur costs on its behalf, such as occupancy and other support services. Such expenses are allocated to the Company, amounted to $7.7 million for the year ended December 31, 2010 and are recorded in "Expense reimbursement, net of charges, from affiliated companies" on the Statement of Operations.

In addition, certain operating expenses incurred in connection with the sale of shares of mutual funds are reimbursed from affiliates that provide investment advisory services to these funds. Expense reimbursements of $58.6 million were accrued and recorded in "Expense reimbursement, net of charges, from affiliated companies" in the Statement of Operations for 2010. Additionally, certain amounts associated with distribution activities of the Company, including payments and amortization of deferred sales commissions are not reflected in the Company's financial statements and have been recognized by other affiliated entities.

The Company sells to another indirect wholly owned subsidiary of Federated the rights to all distribution fees, servicing fees, and contingent deferred sales charges ("CDSCs") relating to Class B shares of Federated-sponsored funds pursuant to the terms of a transfer agreement between the Company and this affiliate. In exchange for these rights, the affiliated company advances all of the related deferred sales commissions. Commissions advanced by the affiliated company on behalf of the Company in 2010 were $6.2 million. No gain or loss was recorded by the Company as a result of these sales.

The "Receivable from affiliates, net" on the Company's Statement of Financial Condition includes intercompany receivables for fees collected by an affiliate on behalf of the Company and fees charged to affiliates for certain net operating expenses incurred by the Company on behalf of these affiliates, offset by intercompany payables related to the above mentioned transfer agreement and expenses paid or incurred by affiliates of the Company on its behalf. There is no intention now or in the foreseeable future to settle the net intercompany receivable.

The majority of "Accounts receivable" represents amounts owed to the Company from mutual funds managed by affiliates of the Company.

(6) PROFIT SHARING/401(k) PLAN

The Company's employees participate in the Federated Investors, Inc. Employees Profit Sharing/401(k) Plan. Under this plan, employees can make salary deferral contributions at a rate of 1% to 50% of their annual compensation (as defined in the 401(k) plan), subject to Internal Revenue Code limitations. Federated makes a matching contribution in an amount equal to 100% of the first 2% that each participant defers and 50% of the next 4% of deferral contributions. Forfeitures of unvested matching contributions are used to offset future matching contributions.

Matching contributions to the 401(k) plan charged to the Company by Federated were approximately $788,000 for the year ended December 31, 2010.

Vesting in the Company's matching contributions commences once a participant in the 401(k) plan has been employed at least two years and worked at least 1,000 hours per year. Upon completion of two years of service, 20% of the Company's contribution included in a participant's account vests and 20% vests for each of the following four years if the participant works at least 1,000 hours per year. Employees are immediately vested in their 401(k) salary deferral contributions.

An employee becomes eligible to participate in the profit sharing plan if employed on the last day of the year and has worked at least 500 hours for the year. The profit sharing plan is a defined contribution plan to which Federated may contribute amounts as authorized by its board of directors. Federated made no contributions to the profit sharing plan in 2010.

(7) INCOME TAXES

Income tax expense (benefit) consisted of the following components for the year ended December 31, 2010:

(in thousands)	Current	Deferred	Total
Federal	$ 202	$ (56)	$ 146
State	15	91	106
Total	$ 217	$ 35	$ 252

The Company's effective income tax rate for the year ended December 31, 2010 was 48.25%. This rate is higher than the Company's 35% federal statutory income tax rate primarily as a result of the Company's revised estimate of the deferred tax asset related to state tax net operating loss carryforwards. All tax-related balances due to or from affiliates, if any, are included in "Receivable from affiliates, net."

The Company had gross deferred tax assets of approximately $1.9 million at December 31, 2010, which primarily consisted of state tax net operating loss carryforwards. A valuation allowance has been recognized for approximately $1.5 million of the Company's deferred tax assets due to management's belief that it is more likely than not that the Company will not realize the full benefit of these state tax net operating loss carryforwards. Management increased this valuation allowance by $29,000 during the reporting period as a result of its revised estimate of the amount that will be realized prior to expiration. The Company's state tax net operating loss deferred tax assets were substantially generated in 1998 and expire in 2018. The Company did not have any material deferred tax liabilities at December 31, 2010.

The company files annual income tax returns in various U.S. state and local jurisdictions. Based upon its review of these filings, there were no material unrecognized tax benefits as of December 31, 2010. There were no material changes during 2010, and no reasonable possibility of a significant increase or decrease in unrecognized tax benefits within the next twelve months.

(8) REGULATORY REQUIREMENTS

The Company, as a registered broker/dealer in securities, is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain net capital, as defined, equal to the greater of $25,000 or 6-2/3% of aggregate indebtedness. At December 31, 2010, the Company had no aggregate indebtedness and net capital of approximately $1 million, which was approximately $1 million in excess of its required net capital of $25,000.

(9) COMMITMENTS AND CONTINGENCIES

During the fourth quarter 2005, Federated entered into settlement agreements with the SEC and New York State Attorney General to resolve the past mutual fund trading issues. Under the terms of the settlements, Federated paid for the benefit of fund shareholders a total of $80.0 million. In addition, Federated agreed to reduce the investment advisory fees on certain Federated funds by $4.0 million per year for the five-year period beginning January 1, 2006, based upon effective fee rates and assets under management as of September 30, 2005. These mandatory fee waiver reductions expired on December 31, 2010. Depending upon the level of assets under management in the funds subject to these fee waivers during the five-year period, the actual investment advisory fee reduction could have been greater or less than $4.0 million per year. For the year ended December 31, 2010, these fee reductions were approximately $3 million.

Since October 2003, Federated has been named as a defendant in twenty-three cases filed in various federal district courts and state courts involving allegations relating to market timing, late trading and excessive fees. One market timing/late trading case was voluntarily dismissed by the plaintiff without prejudice. All of the pending cases involving allegations related to market timing and late trading have been transferred to the U.S. District Court for the District of Maryland and consolidated for pre-trial proceedings. Without admitting the validity of the claim, Federated reached a settlement with the plaintiffs in these pending cases. The settlement was accrued in a prior period and the accrual was not material to Federated's Consolidated Financial Statements. A hearing to address final approval of the settlement was held on October 21 and October 22, 2010. The Court entered an order granting final approval of the settlement on October 25, 2010.

The seven excessive fee cases were originally filed in five different federal courts and one state court. All six of the federal cases are now consolidated and pending in the U.S. District Court for the Western District of Pennsylvania. The state court case was voluntarily dismissed by the plaintiff without prejudice.

The plaintiffs in the excessive fee cases seek compensatory damages reflecting a return of all advisory fees earned by Federated in connection with the management of the Federated Kaufmann Fund since June 28, 2003, as well as attorneys' fees and expenses. Federated is defending this litigation and a trial date has been set for April 12, 2011. The potential impact of these lawsuits and similar suits against third parties, as well as the timing of settlements, judgments or other resolution of these matters, is uncertain. An unfavorable determination could cause a material adverse impact on Federated's financial position, results of operations and/or liquidity in the period in which the effect becomes reasonably estimable.

Federated's Consolidated Financial Statements for the year ended December 31, 2010 reflect $9.2 million for costs associated with various legal, regulatory and compliance matters, including costs incurred on behalf of the funds, costs incurred and estimated to complete the distribution of Federated's regulatory settlement, costs related to certain other undertakings of these settlement agreements, and costs incurred and estimated to resolve certain of the above-mentioned ongoing legal proceedings. Accruals for these estimates represent management's best estimate of probable losses at this time. Actual losses may differ from these estimates, and such differences may have a material impact on Federated's consolidated results of operations, financial position or cash flows.

During 2010, Federated recognized $25 million in insurance proceeds for claims submitted to cover costs associated with the government investigations into past mutual fund trading practices and related proceedings as reductions to the operating expense line items originally charged. Approximately $1.5 million of these expense reductions were allocated to the Company for the year ended December 31, 2010 and are included in "Compensation and related" on the Statement of Operations.

(9) COMMITMENTS AND CONTINGENCIES, continued

In addition, Federated has other claims asserted and threatened against it in the ordinary course of business. As of December 31, 2010, Federated does not believe that a material loss related to these claims is reasonably estimable. These other claims are subject to inherent uncertainties. It is possible that an unfavorable determination will cause a material adverse impact on Federated's reputation, financial position, results of operations and/or liquidity in the period in which the effect becomes reasonably estimable.

Supplemental Information

FEDERATED SECURITIES CORP.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2010
(dollars in thousands)

Computation of net capital:		
Shareholder's equity		$ 18,585
Deductions and/or charges:		
Nonallowable assets	$ 17,529	
Haircut on securities owned	16	17,545
Net capital		$ 1,040
Aggregate indebtedness		$ 0
Computation of basic net capital requirement:		
Minimum net capital required (greater of $25 or 6-2/3% of aggregate indebtedness)		$ 25
Excess net capital		$ 1,015
Ratio of aggregate indebtedness to net capital		0 to 1

Note: There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2010 Part IIA FOCUS filing.

Statement Regarding Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, PA 15222

Tel: +1 412 644 7800
Fax: +1 412 644 0477
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Board of Directors of
Federated Securities Corp.

In planning and performing our audit of the financial statements of Federated Securities Corp. (the Broker/Dealer), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Broker/Dealer's internal control. Accordingly, we do not express an opinion on the effectiveness of the Broker/Dealer's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Broker/Dealer, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Broker/Dealer is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Broker/Dealer has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally

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accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Broker/Dealer's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 22, 2011

Ernst & Young LLP
2100 One PPG Place
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Report of Independent Accountants on Applying Agreed-Upon Procedures

To the Board of Directors and Management of Federated Securities Corp.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Federated Securities Corp. (the "Company"), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal period from January 1, 2010 through December 31, 2010 covered by the Form SIPC-7. Company's management is responsible for Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, including disbursements from the operating bank account.

   There were no findings as a result of our procedures.

2. Compared the amounts reported on the SIPC-7 tie-out schedule derived from the FOCUS reports with the amounts reported in Form SIPC-7 for the fiscal period from January 1, 2010 through December 31, 2010 covered by the Form SIPC-7.

   There were no findings as a result of our procedures.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers such the company's Focus Income Statement.

   There were no findings as a result of our procedures.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   There were no findings as a result of our procedures.

ERNST & YOUNG

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal period from January 1, 2010 through December 31, 2010 covered by the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 22, 2011